Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, plus distributed income of equity investees, plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements included in our most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K.

	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
	(Dollars in thousands)
Earnings:
Income (loss) before income taxes	$(36,890)	$(478,170)	$262,521	$143,588	$(125,961)	$1,050
Deduct (income) loss from equity investees	366	124,345	(879)	(2,965)	(8,434)	(22,215)
Add distributed income of equity investees	1,200	7,000	8,790	12,260	16,230	26,180
Less capitalized interest	(7,504)	(11,042)	(10,419)	(10,419)	(4,893)	(1,277)
Add fixed charges	44,731	57,341	52,135	58,250	91,598	106,772

	$1,903	$(300,526)	$312,148	$200,714	$(31,460)	$110,510

Fixed Charges:
Interest expense, net of capitalized amounts	$26,720	$28,982	$22,645	$36,881	$77,938	$97,875
Capitalized interest	7,504	11,042	10,419	10,419	4,893	1,277
Interest portion of rental expense	10,507	17,317	19,071	10,950	8,767	7,620

Total fixed charges	$44,731	$57,341	$52,135	$58,250	$91,598	$106,772

Ratio of Earnings to Fixed Charges	— (a)	— (a)	6.0	3.4	— (a)	1.0

(a)	For the nine months ended September 30, 2016 and the years ended December 31, 2015 and 2012, Helix recorded losses. As a result, Helix’s ratio coverage was less than 1:1. Helix would have needed to generate additional earnings of $42.8 million in the nine months ended September 30, 2016, $357.9 million in 2015 and $123.1 million in 2012 to achieve coverage of 1:1 in each of those respective periods.